UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

VIVO CAPITAL SURPLUS FUND VIII, L.P., *Plaintiff*, v. 1GLOBE CAPITAL LLC and JIAQIANG LI, *Defendants*.	Case No. 1:25-cv-10914-MJJ Leave to File Excess Pages Granted on August 14, 2025 (Doc. No. 46)

DEFENDANTS' MOTION TO DISMISS AMENDED COMPLAINT
AND MOTION TO DISSOLVE PRELIMINARY INJUNCTION

Pursuant to Federal Rules of Civil Procedure 12(b)(1), 12(b)(6), 9(b), and the Private Securities Litigation Reform Act of 1995, Defendants submit this motion to dismiss, with prejudice, the Amended Complaint (Doc. No. 46) filed by Plaintiff Vivo Capital Surplus Fund VIII, L.P. Defendants also move, pursuant to Federal Rule of Civil Procedure 60(b), to dissolve the preliminary injunction entered by the Court on June 30, 2025 (Doc. No. 39). In support of their motions, Defendants submit the accompanying memorandum of law and declaration of Jason D. Frank.

Dated: August 15, 2025

DEFENDANTS,

By their attorneys,

/s/ Jason D. Frank
Jason D. Frank, BBO# 634985
Matthew C. McDonough, BBO# 690738
MORGAN, LEWIS & BOCKIUS LLP
One Federal Street
Boston, MA 02110
Tel: (617) 341-7700
jason.frank@morganlewis.com
matthew.mcdonough@morganlewis.com

RULE 7.1(a)(2) CERTIFICATE

I certify that prior to filing this motion, I conferred with Plaintiff's counsel, Bryan Jin and Stephen Blake, and attempted in good faith to resolve or narrow the issues presented by this motion, as required by Local Rule 7.1(a)(2).

/s/ Jason D. Frank
Jason D. Frank

CERTIFICATE OF SERVICE

I certify that on August 15, 2025, the foregoing document was filed through the Court's CM/ECF system and filing users have been served electronically by the Court's CM/ECF system.

/s/ Jason D. Frank
Jason D. Frank

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